Exhibit 99.14

Titan Mining Announces US$10M Bridge Loan

Vancouver, B.C., April 16, 2024 – Titan Mining Corporation (TSX:TI) (“Titan” or the “Company”) is pleased to announce a US$10M bridge loan from the Company’s largest shareholder, Augusta Investments Inc. (“Augusta Investments”). Proceeds from this loan have been used to repay part of the Company’s current credit facility with the National Bank of Canada (“NBC”) bringing the outstanding amount down from $27.2 million to $17.2 million following the payment to NBC. The Company and Augusta Investments are in ongoing negotiations regarding terms of this loan and of the US$5M advance made by Augusta Investments earlier this year.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact:

Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that the Company and Augusta Investments are in ongoing negotiations regarding terms of the loan announced in this news release and of the US$5M advance made by Augusta Investments earlier this year. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the Company and Augusta Investments being able to agree to commercial terms for the loans; and receipt of all necessary approvals for the loans. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Readers should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.